Mail Stop 6010

August 29, 2007

Mr. John V. Talley
President and Chief Executive Officer
EpiCept Corporation
777 Old Saw Mill River Road
Tarrytown, NY 10591

>   **Re: EpiCept Corporation**
>   **Registration Statement on Form S-3**
>   **Filed on August 17, 2007**
>   **File Number 333-145561**

Dear Mr. Talley:

This is to advise you that we have limited our review of the above referenced registration statement to only the issues identified below.

1. Please provide us an analysis supporting your determination that you meet the requirements to use Form S-3 for a primary offering. If you are not eligible to use Form S-3 for a primary offering, please amend your registration statement onto a form that you are eligible to use.

2. We note the registration statement covers a primary offering and a secondary offering. Please revise throughout the filing, including in the registration fee table, to specify the dollar amount for each offering and the number of shares for the secondary offering.

3. Please provide the information required by Item 507 of Regulation S-K in a pre-effective amendment, including a description of the private placements in which the securities were issued to the selling securityholders. You do not appear to be eligible to provide this information in prospectus supplements or post-effective amendments because it appears you do not satisfy the conditions of Rule 430B(b).

                                  *   *   *

Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact Sonia Barros at (202) 551-3655 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Alexander D. Lynch, Esq.
       Erika L. Weinberg, Esq.
       Weil, Gotshal & Manges LLP
       767 Fifth Avenue
       New York, New York 10153